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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                         (Amendment # 3)

                     Elastic Networks, Inc.
                        (Name of Issuer)

                 Common Shares, $.001 par value
                 (Title of Class of Securities)

                            284159100
                         (CUSIP Number)

      Pequot Capital Management, Inc., 500 Nyala Farm Road Westport, CT 06880 Attn: Kevin E. O'Brien 203/429-2200
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          March 5, 2002
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.




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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       CUSIP NO. 284159100

                          SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a) \  \
                                                     (b) \  \
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                           \  \
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       0
                   ----------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ----------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       0
                    ---------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                       0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



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    0
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                            \  \

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
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Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the
"Shares"), of Elastic Networks, Inc. (NASDAQ:ELAS) (the
"Company"), a Delaware corporation. The Company's Principal executive office is located at 6120 Windward Parkway, Alpharetta, Georgia 30005.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg and O'Brien, and the controlling shareholder is Mr. Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers,
Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to


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such laws.  Each of the Executive Officers, Directors and the
Controlling Persons are citizens of the United States. On May 22, 2001, the accounts sold 115,000 shares at an average price of $1.89, and on July 31, 2001, the Accounts sold 180,000 Shares at an average price of $1.50. On March 5, 2002, in the transaction which is the subject of this filing, the Reporting Person exchanged 4,657,883 Shares (representing all of the Shares in the Accounts) for 1,065,722 shares of Common Stock of Paradyne Networks, Inc. (NASDAQ: PDYN). A Warrant to purchase 51,230 Shares terminated as of the effective date of the merger as discussed in Item 6 (see Item 6 below for a more detailed description of the transaction which is the subject of this filing).

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is no longer the beneficial owner of any Shares in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On May 22, 2001, the accounts sold 115,000 shares at an average price of $1.89, and on July 31, 2001, the Accounts sold 180,000 Shares at an average price of $1.50. On March 5, 2002, in the transaction which is the subject of this filing, the Reporting Person exchanged 4,657,883 Shares (representing all of the Shares in the Accounts) for 1,065,722 shares of Common Stock of Paradyne Networks, Inc. (NASDAQ: PDYN). A Warrant to purchase 51,230 Shares terminated as of the effective date of the merger as discussed in Item 6 (see Item 6 below for a more detailed description of the transaction which is the subject of this filing).

Item 4.  Purpose of Transaction

The disposition of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

    As of the date hereof, the Reporting Person is no longer the beneficial owner of any Shares. As of March 5, 2002, the Reporting Person ceased to be a beneficial owner of any Shares and relinquished its board seat, upon the consummation of the merger with Paradyne Networks, Inc. (see Item 6 below for a more


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detailed description of the transaction which is the subject of this filing).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Pursuant to the merger agreement, dated January 30, 2002, by and between the Company and Paradyne Networks, Inc., Paradyne Networks, Inc. agreed to exchange 1,065,722 shares of Paradyne Networks, Inc. for 4,657,883 Shares. A Warrant to purchase 51,230 Shares was terminated on the effective date of the merger pursuant to the terms of the merger. The merger became effective on March 5, 2002. The Reporting Person is no longer the beneficial owner of any Shares of the Company.

    Other than the agreements set forth above, there are no arrangements, contracts, understandings, or relationships between the Reporting Person or, to the best of its knowledge, any executive officer or director of the Reporting Person, and any other person with respect to any securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 11, 2002

      Pequot Capital Management, Inc.

By:/s/ Kevin E. O'Brien
       Kevin E. O'Brien, General Counsel












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